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                              April 13, 2022

       Matteo Anversa
       EVP, Chief Financial Officer and Treasurer
       Gentherm Incorporated
       21680 Haggerty Road
       Northville Michigan 48167

                                                        Re: Gentherm
Incorporated
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 17,
2022
                                                            File No. 000-21810

       Dear Mr. Anversa:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Estimates
       Impairments of Goodwill, page 42

   1. We note your Medical Segment has generated operating losses in two of the three years presented, as well as a
significant cumulative operating loss over the three year period.
                                                        Please tell us and
disclose in future filings, the percentage or amount by which the fair value of your reporting
units exceeds their carrying value. To the extent you believe the fair value
"substantially exceeds" the carrying values of your reporting units, please add disclosure stating
such. For any reporting units that have fair values which are not substantially in excess
of carrying values, provide information for investors to assess the probability of future
goodwill impairment charges, including the following:
 Matteo Anversa
Gentherm Incorporated
April 13, 2022
Page 2
                the percentage by which fair value exceeded carrying value at the date of the most recent test;
                the specific critical assumptions used in your fair value determinations;
                a discussion of the degree of uncertainty associated with the assumptions; and
                a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Please refer to Item
              303(b)(3) of Regulation S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at
202-551-
3723 with any questions.



FirstName LastNameMatteo Anversa                              Sincerely,
Comapany NameGentherm Incorporated
                                                              Division of
Corporation Finance
April 13, 2022 Page 2                                         Office of
Manufacturing
FirstName LastName